July 19, 2017
VIA EDGAR SUBMISSION AND COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: William H. Thompson

Re:	Exelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 13, 2017
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 3, 2017
Form 8-K Filed February 8, 2017
File No. 1-16169

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated July 6, 2017 (the “Comment Letter”) with respect to Exelon Corporation’s (“Exelon”) Form 10-K for Fiscal Year Ended December 31, 2016, as filed with the Commission on February 13, 2017 (“2016 Form 10-K”), Form 10-Q for Fiscal Quarter Ended March 31, 2017, as filed with the Commission on May 3, 2017 (“March 2017 Form 10-Q”) and Form 8-K, as filed with the Commission on February 8, 2017.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with Exelon’s responses.

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Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Results of Operations
Adjusted (non-GAAP) Operating Earnings, page 89

1.
We note the adjustments to reconcile GAAP net income attributable to common shareholders to adjusted non-GAAP operating earnings are presented net of income taxes. Please revise your disclosure in future filings to show income taxes as a separate adjustment and clearly explain how the adjustment is determined. Please refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please note that this comment is also applicable to earnings releases filed on Form 8-K.

Response:
On pages 89 and 90 of Exelon’s 2016 Form 10-K, the footnotes to the table reconciling GAAP net income attributable to common shareholders to adjusted non-GAAP operating earnings separately set forth the income tax amounts associated with each reconciling adjustment. We believe this disclosure approach is aligned with the guidance in Question 102.11 of the May 2016 Compliance and Disclosure Interpretations, whereby the income tax impacts are shown separately in a succinct and transparent manner, enabling the reader to determine the before and after income tax impacts of each reconciling adjustment. Upon further consideration, to more clearly link the income tax impact to the specific associated reconciling adjustment, going forward Exelon will disclose such income tax impact within the line item caption for each reconciling adjustment instead of in the related footnote explanation. As an example:

	For the years ended December 31,
	2016		2015
(All amounts after tax; in million, except per share amounts)		Earnings per Diluted Share		Earnings per Diluted Share
Mark-to-Market Impact of Economic Hedging Activities (net of taxes of $18 and $99, respectively)	$24	0.03	$(158)	(0.18)
Merger and Integration Costs (net of taxes of $50 and $38, respectively)	114	0.12	58	0.07

Exelon will also provide similar expanded income tax impact disclosures in the line item captions of the GAAP to non-GAAP reconciliation tables such as those included on pages 8 and 12-15 of its earnings release filed in its February 8, 2017, Form 8-K. (Please note that the GAAP to non-GAAP reconciliations on pages 8-11 and 16-23 of Exelon’s earnings release separately set forth reconciling adjustments for Exelon and each of its subsidiary registrants on a pre-tax basis, with the aggregate income tax impact of such pre-tax items shown as a separate reconciling adjustment.)

Additionally, consistent with its approach in its first quarter 2017 Form 10-Q and earnings releases filings, Exelon will add the following footnote disclosure to its GAAP to non-GAAP reconciliation tables in its Forms 10-Q and 10-K and earnings release filings to explain the bases for income tax impacts of reconciling adjustments:

“Unless otherwise noted, the income tax impact of each reconciling item between GAAP Net Income and Adjusted (non-GAAP) Operating Earnings is based on the marginal statutory federal and state income tax rates for each Registrant, taking into account whether the income or expense item is taxable or deductible, respectively, in whole or in part. For all items except the unrealized gains and losses related to NDT fund investments, the marginal statutory income tax rates ranged from 39% to 41%. Under IRS regulations, NDT fund investment returns are taxed at differing rates for investments in qualified vs. non-qualified funds. The tax rates applied to unrealized gains and losses related to NDT Fund investments were 76.2%, 48.7%, 49.1% and 56.3% for the three months and twelve months ended December 31, 2016 and 2015, respectively.”

Finally, as information, based on benchmarking of other public utility SEC filings, we have noted diversity in practice in disclosing the income tax impacts of non-GAAP reconciling adjustments, including certain SEC filers that disclosed the income tax impacts in footnotes to a table and others that disclosed such impacts in line item captions as we plan for future filings.

Item 8. Financial Statements and Supplementary Data
Combined Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Asset Impairments (All Registrants), page 320

2.
We note your disclosure that the amount of the impairment loss for assets held and used is determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value less costs to sell. Please tell us how your measurements of impairment losses for long-lived assets held and used comply with ASC 360-10-35-17.

Response:
Both the Significant Accounting Policies (page 320) and Critical Accounting Policies and Estimates (page 110) disclosures in Exelon’s 2016 Form 10-K erroneously stated that costs to sell are reflected in the measurement of impairment losses for long-lived assets held and used. In fact, as disclosed in Note 8-Impairment of Long-Lived Assets (pages 395 and 396), impairment losses for long-lived assets held and used are determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value, without any consideration of costs to sell. In future Form 10-K filings, Exelon will remove the “less costs to sell” reference from the Asset Impairments-Long Lived Assets section of Significant Accounting Policies and from the Impairment of Long-lived Assets disclosure in the Critical Accounting Policies and Estimates section of the Form 10-K.

As information, as disclosed in Note 8-Impairment of Long-Lived Assets (page 396), in accordance with ASC 360, the Registrants only reflect costs to sell in determining impairment losses for long-lived assets classified as held for sale.

19. Mezzanine Equity (Exelon, Generation and PHI), page 508

3.
Please tell how the release of the redeemable noncontrolling interests contingency during the year ended December 31, 2016 is reflected in the consolidated statements of changes in shareholders’ equity. Please refer to paragraph 16 of ASC 480-10-S99-3A.

Response:
The contingently redeemable noncontrolling interests relate to 2015 ESA Investco, LLC, which is a partially owned, consolidated subsidiary of Generation. As described in Note 19-Mezzanine Equity, the 2016 year-to-date amount of the contingency that was released was $157 million. In accordance with ASC 480-10-S99-3A, this amount was reclassified to permanent equity when the contingency was released. The reclassification for the year ended December 31, 2016 was included in the Sale of noncontrolling interests line within the consolidated statement of changes in equity. Through the third quarter of 2016, Exelon and Generation had presented the reclassification as a separate line item within the consolidated statement of changes in equity labeled Adjustment of contingently redeemable noncontrolling interests due to release of contingency.

Unrelated to 2015 ESA Investco, LLC, during the fourth quarter of 2016, Generation sold a portion of the equity interest in one of its wind projects to a tax equity investor for $243 million. (Additional details related to this transaction are included in Note 2-Variable Interest Entities within 2016 Form 10-K.) Within the Consolidated Statement of Changes in Equity in the 2016 Form 10-K, we combined the sale of the equity interest in the wind projects and the year-to-date contingency released by 2015 ESA Investco, LLC within the same line item Sale of noncontrolling interests for a total of $400 million.

Upon receiving this Comment Letter, we reviewed our decision to combine the two items into a single line item. Pursuant to our review, to provide additional transparency, we will revise our presentation on the Consolidated Statements of Changes in Equity for Exelon and Generation to reflect separately (1) the release of the redeemable noncontrolling interests contingency, and (2) the partial sale of the wind projects. We will make this change for all periods presented beginning with the 2017 Form 10-K. The table below depicts the changes that will be made:

	Member’s Equity			Noncontrolling Interests	Total Equity
(In millions)	Membership Interest	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2015	$8,997	$2,701	$(63)	$1,307	$12,942
Net income	—	496	—	62	558
Sale of noncontrolling interests	(4)	—	—	243	239
Adjustment of contingently redeemable noncontrolling interests due to release of contingency	—	—	—	157	157
Changes in equity of noncontrolling interests	—	—	—	5	5
Allocation of tax benefit from member	98	—	—	—	98
Contribution from member	170	—	—	—	170
Distribution to member	—	(922)	—	—	(922)
Other comprehensive income, net of income taxes	—	—	9	—	9
Balance, December 31, 2016	$9,261	$2,275	$(54)	$1,774	$13,256
Form 10-Q for Fiscal Quarter Ended March 31, 2017

4.	We note you omitted the disclosure required by Item 308(c) of Regulation S-K. Please file an amendment containing the disclosure required by Item 308(c) of Regulation S-K.
Response:
Item 308(c) of Regulation S-K requires a registrant to "disclose any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.” During the first quarter of 2017, there were no changes in the Registrants’ internal control over financial reporting that occurred that materially affected, or were reasonably likely to materially affect, any of the Registrants’ internal control over financial reporting. Therefore, we do not believe disclosure was required, the omission of disclosure misled users of the financial statements, or that amendment of the March 2017 Form 10-Q is warranted. Nevertheless, to provide further transparency and to be consistent with the practice of some other registrants, in future Form 10-K and Form 10-Q filings, we will explicitly disclose whether or not there have been any changes in internal control over financial reporting as set forth in Item 308(c) of Regulation S-K.

Form 8-K Filed February 8, 2017

5.
Presenting full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:
We understand and share the SEC’s concerns of placing undo prominence on non-GAAP measures in disclosures, while also balancing the need to provide useful and relevant information to users of the financial statements. To address those concerns, we do not provide the full non-GAAP income statements in the actual Earnings Release document itself. Rather, full non-GAAP income statement reconciliations are not presented until page 8 of the Earnings Release Attachments (the equivalent of an appendix to the Earnings Release document), which is after the presentation of the complete GAAP income statements, balance sheets and cash flow statements on pages 1-7.

We believe the level of detail presented in the full income statement reconciliation provides transparency to our disclosures by providing useful information addressing questions we routinely receive from our securities analysts and investors, who seek detailed information as to specific line items to which reconciling adjustments are recorded to assist them in modeling their views of Exelon’s future financial performance. By providing this information in the Earnings Release Attachments, we are able to make such information equally and consistently available to all investors and analysts, consistent with the requirements of Regulation FD. Given the usefulness and relevance of this information, we plan to continue to present a full non-GAAP income statement in the Earnings Release Attachments, but will further emphasize the full GAAP income statement on those pages through other presentation style techniques such as larger font, bolding, or highlighting.

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If you have any questions regarding the foregoing, please contact me at (312) 394-4736.

Very truly yours,

/s/ Duane M. DesParte
Duane M. DesParte
Senior Vice President and Corporate Controller
Exelon Corporation